Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

April 28, 2014

Item 3.	News Release

A press release dated April 28, 2014 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.	Summary of Material Change
The Company announced that pursuant to the Company’s Stock Option Plan, an aggregate of 1,531,000 incentive stock options, exercisable at a price of $1.20 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

The Company also announces that it intends to issue an aggregate of 300,000 common shares in lieu of cash remuneration to two non-executive employees and a consultant, subject to TSX Venture Exchange and NYSE MKT approval. An aggregate of 300,000 will be issued over a period of two years, with the initial tranche of 100,000 shares being issued upon final receipt of TSX Venture Exchange and NYSE MKT approval, and a further 100,000 on each of the first and second anniversaries. All such shares will be subject to restrictions on transfer for a period of four months from issuance.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on April 28, 2014 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.	Date of Report

April 28, 2014

Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Grant of Stock Options and Share Issuances

Vancouver, British Columbia, April 28, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) –Eurasian Minerals Inc. (the “Company” or “EMX”) announces that pursuant to the Company’s Stock Option Plan, an aggregate of 1,531,000 incentive stock options, exercisable at a price of $1.20 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

The Company also announces that it intends to issue an aggregate of 300,000 common shares in lieu of cash remuneration to two non-executive employees and a consultant, subject to TSX Venture Exchange and NYSE MKT approval. An aggregate of 300,000 will be issued over a period of two years, with the initial tranche of 100,000 shares being issued upon final receipt of TSX Venture Exchange and NYSE MKT approval, and a further 100,000 on each of the first and second anniversaries. All such shares will be subject to restrictions on transfer for a period of four months from issuance.

About EMX. Eurasian Minerals Inc. is a royalty generator with a growing portfolio. Eurasian leverages asset ownership and exploration insight into partnerships that advance our mineral properties where EMX retains royalty interests. EMX complements its generative business through strategic investments and third party royalty acquisitions.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the twelve-month period ended December 31, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2013 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com